MECHEL REPORTS THE 2010 FINANCIAL RESULTS

Revenue amounted to $9.7 billion
Consolidated adjusted EBITDA amounted to $2.0 billion
Net income attributable to shareholders of Mechel OAO amounted to $657 million

Moscow, Russia – April 11, 2011 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the full year 2010.

Yevgeny Mikhel, Mechel’s Chief Executive Officer, commented on the full year results: “It would not be an exaggeration to say that last year has become one of the most successful in history of the company in terms of production and financial performance. Our drive to increase production, develop new products and new markets, amid continuing efforts to implement strategic investment projects, has in no small measure contributed to it. The impressive growth in our operating profit, which is more than six times higher than 2009’s figures, created a good basis for further growth and a corresponding increase in shareholder value”.

Consolidated Results For the Full Year 2010

US$ thousand	2010	2009	Change Y-on-Y
Revenue from external customers	9,746,036	5,754,146	69.4%

Intersegment sales (1)	1,635,536	963,738	69.7%

Operating income	1,532,207	245,644	523.7%

Operating margin	15.72%	4.27%	-

Net income attributable to shareholders of Mechel OAO	657,213	73,741	791.2%

Adjusted EBITDA (2) (3)	2,015,446	686,641	193.6%

Adjusted EBITDA, margin (2)	20.68%	11.93%	-

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the Steel segment. The comparative data for the year , ended December 31, 2009 was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

The net revenue in 2010 increased by 69.4% and amounted to $9.7 billion compared to $5.8 billion in 2009. The operating income rose by 523.7% and amounted to $1.5 billion or 15.72% of the net revenue, compared to the operating income of $245.6 million or 4.27% of the net revenue in 2009.

In 2010 Mechel’s consolidated net income attributable to shareholders of Mechel OAO increased by 791.2% to $657.2 million compared to the consolidated net income attributable to shareholders of Mechel OAO of $73.7 million in 2009.

The consolidated adjusted EBITDA in 2010 increased by 193.6% to $2.0 billion, compared to $686.6 million in 2009. Depreciation, depletion and amortization in 2010 for the Company were $474.6 million, an increase of 16.7% compared to $406.7 million in 2009.
Mining Segment Results For The Full Year 2010

			Change
US$ thousand	2010	2009 (1)	Y-on-Y
Revenue from external customers	3,050,950	1,713,245	78.1%

Intersegment sales	805,215	398,745	101.9%

Operating income	1,185,892	205,169	478.0%

Net income attributable to shareholders of Mechel OAO	756,687	598,156	26.5%

Adjusted EBITDA(2) (3)	1,467,936	451,952	224.8%

Adjusted EBITDA, margin (4)	38.07%	21.40%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the Steel segment. The comparative data for the year, ended December 31, 2009 was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output For The Full Year 2010 (1)

Product	2010, thousand tonnes	2010 vs. 2009
Coking coal concentrate	11,506	52%

Various types of coal for steel production (2)	1,992	176%

Steam types of coal (3)	8,083	-6%

Iron ore concentrate	4,210	0.1%

Coke (4)	3,884	20%

(1)	In the first quarter of 2010 Mechel implemented a new reporting method for coal products output volumes based on the international standards. The data provided includes output volumes of coal products supplied to the market (saleable products).

(2)	Data includes output volumes of various types of anthracite and PCI.

(3)	Some of the steam coal mined is counted as PCI and is included into the “Various types of coal for steel production” line.

(4)	Starting from the second quarter of 2010 we include coke production data in the mining segment operational results because coke production facilities were transferred from the steel segment to the mining segment.

Mining segment’s revenue from external customers in 2010 totaled $3.1 billion, or 31.3% of the consolidated net revenue, an increase of 78.1% over net segment’s revenue from external customers of $1.7 billion, or 29.8% of the consolidated net revenue in 2009.

The operating income in the mining segment in 2010 increased by 478.0% to $1.2 billion, or 30.75% of total segment’s revenue, compared to the operating income of $205.2 million, or 9.72% of total segment revenue for the year 2009. The adjusted EBITDA in the mining segment in 2010 went up by 224.8% and amounted to $1.5 billion compared to segment’s adjusted EBITDA of $452.0 million in 2009. The adjusted EBITDA margin for the mining segment in 2010 was 38.07% compared to 21.40% in 2009. Depreciation, depletion and amortization in the mining segment amounted to $281.4 million which is 21.5% higher than $231.6 million in 2009.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment operating results: “Last year was very eventful for the segment. We have restored production volumes after the crisis to an unprecedented high level. We made significant progress in implementing major investment projects, such as the construction of the Elga coal complex and the related rail branch line. In 2010 the segment as a whole confidently demonstrated good production and financial performance dynamics.

We had to face certain difficulties, when several thickeners at the Nerungrinsk washing plant collapsed in the end of the 2010. We took prompt measures to affect the plant’s urgent restoration in operational mode. As a result, coking coal concentrate production at the plant resumed in the first half of February this year. In addition, we used the plant’s halt to complete the entire set of scheduled equipment maintenance which will enable us not to halt the plant later in the year.

Favorable market conditions for our products helped the consistent implementation of our projects. Because of Australian floods, we see a rising demand for and growing prices of coking coal and its products as well as for iron ore. Given the persistent supply shortage of coking coal on the world market, we are positive about the prospects for the Group’s mining segment in 2011”.

Steel Segment Results For The Full Year 2010

			Change
US$ thousand	2010	2009 (1)	Y-on-Y
Revenue from external customers	5,586,224	3,143,282	77.7%

Intersegment sales	247,453	159,020	55.6%

Operating income / (loss)	297,557	(18,497)	1,708.7%

Net income / (loss) attributable to shareholders of Mechel OAO	90,847	(262,145)	134.7%

Adjusted EBITDA (2) (3)	413,577	100,170	312.9%

Adjusted EBITDA, margin (4)	7.09%	3.03%	-

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moscow Coke and Gas Plant and Mechel-Coke to the mining segment. In prior periods, they were included in the steel segment. The comparative data for the year , ended December 31, 2009, was restated accordingly to account for the coke producing facilities in the mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output For The Full Year 2010

Product	2010, thousand tonnes	2010 vs. 2009
Pig iron	4,150	9%

Steel	6,073	11%

Rolled products	6,168	16%

Flat products	443	30%

Long products	3,514	8%

Billets	2,212	28%

Hardware	868	35%

Forgings	76	54%

Stampings	97	57%

Mechel’s steel segment’s revenue from external customers in 2010 amounted to $5.6 billion, or 57.3% of the consolidated net revenue, an increase of 77.7% over the net segment’s revenue from external customers of $3.1 billion, or 54.6% of consolidated net revenue, in the year 2009. The significant increase in revenue from external customers is explained, among other factors, by the increase in revenue from sales of steel products produced by related companies totaling to $1 051.2 million in 2010.

In 2010 the steel segment’s operating income increased by 1,708.7% and totaled $297.6 million, or 5.10% of total segment’s revenue, versus the operating loss of $18.5 million, or -0.60% of total segment’s revenue, a year ago. The adjusted EBITDA in the steel segment in 2010 increased by 312.9% and amounted to $413.6 million, compared to the adjusted EBITDA of $100.2 million in 2009. The adjusted EBITDA margin of the steel segment was 7.09% for the year 2010, versus the adjusted EBITDA margin of 3.03% in 2009. Depreciation and amortization in steel segment rose by 0.5% from $110.3 million in 2009 to $110.9 million in 2010.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “By the end of 2010 the steel segment showed confident growth in its operating and financial performance. We managed to achieve the highest production volumes on high-margin types of products, such as forgings, stampings, hardware, flat rolled products.

It should be noted that in the second half of the year, production growth was accompanied by a decrease in cost prices for our core businesses. This became possible due to our ongoing program for developing our plants. Last year we upgraded a number of units and production lines. This work still continues, and in 2012 the division’s enterprises will be working on qualitatively new technological level. As a result, we expect to increase our range of products, and production volumes, as well as to continue with spending cuts and further improvement in the division’s economics.

I should also note the success of our sales division, Mechel Service Global, which increased sales to third parties to 3 million tonnes of finished product by the end of 2010, which was the logical result of its efforts to expand the network of warehouses and service centers and expand to new European markets throughout last year. Given Mechel Service Global’s long-term plans, we expect that by the end of 2011 it will be able to stand on a par with major European players in the steel distribution market by sales volumes.”

Ferroalloys Segment Results For The Full Year 2010

			Change
US$ thousand	2010	2009	Y-on-Y
Revenue from external customers	455,119	363,652	25.2%

Intersegment sales	173,853	67,157	158.9%

Operating income / (loss)	22,958	(27,586)	183.2%

Net income / (loss) attributable to shareholders of Mechel OAO	(186,256)	(309,922)	39.9%

Adjusted EBITDA (1) (2)	94,431	34,940	170.3%

Adjusted EBITDA, margin (3)	15.01%	8.11%	—

(1)	See Attachment A.

(2)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output For The Full Year 2010

Product	2010, thousand tonnes	2010 vs. 2009
Nickel	17	7%

Ferrosilicon (65% and 75%)	90	5%

Ferrochrome (65%)	82	-1%

Chromite ore concentrate	255	21%

Ferroalloys segment’s revenue from external customers in the year 2010 amounted to $455.2 million, or 4.7% of the consolidated net revenue, an increase of 25.2% compared with the segment’s revenue from external customers of $363.6 million or 6.3% of the consolidated net revenue, in 2009.

In 2010, the operating income in the ferroalloys segment increased by 183.2% and totaled $23.0 million, or 3.65% of total segment’s revenue, versus operating loss of $27.6 million, or -6.40% of total segment’s revenue, in 2009. The adjusted EBITDA in the ferroalloys segment in 2010 increased by 170.3% and amounted $94.4 million, compared to segment’s adjusted EBITDA of $34.9 million in 2009. The adjusted EBITDA margin of the ferroalloys segment comprised 15.01% in 2010 compared to the adjusted EBITDA margin of 8.11% in 2009. Ferroalloys segment’s depreciation, depletion and amortization in 2010 were $67.3 million, an increase of 38.2% over $48.7 million in 2009.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, noted: “The ferroalloys segment completed its last year’s performance with improvement in its operational and financial results as compared to 2009. We increased production of almost all types of products, despite the difficulties in chrome ore production which we faced at the beginning of the year. We came out with operating profit and almost tripled adjusted EBITDA. In addition to our enterprises’ continuous efforts to optimize costs and increase production efficiency, improved market conditions for the division’s products following growth of demand for various types of steel significantly helped our results.

Our large-scale program for modernization of our production facilities will help maintain positive dynamics in the division’s performance. Modernization works have already begun at the Bratsk Ferroalloy Plant, where two of the four furnaces will be upgraded this year, and two more next year. Preparation works to transfer Bratsk Ferroalloy Plant to its own raw materials base at the Uvatsk quartzite deposit is being successfully held. Once the transfer is completed, all of the segment’s facilities will be using only their own raw materials. In May 2011 we are due to launch a new constant current furnace at Southern Urals Nickel Plant. These projects will result in significant cost reduction, increase of production volumes, improvement of compliance with environmental standards, which will inevitably affect the segment’s financial results for the better”.

Power Segment Results for The Full Year 2010

			Change
US$ thousand	2010	2009	Y-on-Y
Revenue from external customers	653,663	533,967	22.4%

Intersegment sales	409,015	338,816	20.7%

Operating income	46,724	40,702	14.8%

Net income attributable to shareholders of Mechel OAO	16,859	1,793	840.3%

Adjusted EBITDA (1) (2)	60,425	53,721	12.5%

Adjusted EBITDA, margin(3)	5.69%	6.16%	—

(1)	See Attachment A.

(2)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA, which is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, amounts attributable to non-controlling interests and interest income.

(3)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output For The Full Year 2010

Product	Units	2010	2010 vs. 2009
Electric power generation	ths. kWh	4,019,637	15%

Heat power generation	Gcal	6,725,230	4%

Mechel’s power segment’s revenue from external customers in 2010 comprised $653.7 million, or 6.7% of consolidated net revenue, an increase of 22.4% compared with the segment’s revenue from external customers of $534.0 million or 9.3% of consolidated net revenue in 2009.

The operating income in the power segment in 2010 amounted to $46.7 million, or 4.40% of the total segment’s revenue in the same period, an increase of 14.8% compared to the operating income of $40.7 million, or 4.65% of the total segment’s revenue, in 2009. The adjusted EBITDA in the power segment in 2010 went up by 12.5% totaling $60.4 million, compared to the adjusted EBITDA of $53.7 million in 2009. The adjusted EBITDA margin for the power segment amounted to 5.69% compared to 6.16% in 2009. Depreciation and amortization in power segment in 2010 decreased by 6.78% comparing with the year 2009 from $16.07 million to $14.98 million.

Sergey Zorin, Chief Executive Officer of Mechel Energo, noted: “Mechel’s power segment keeps growing and developing. In the end of 2010 we acquired 51% of Toplofikatsia Rousse, a power plant located in the Republic of Bulgaria which consumes coal from our assets, thus increasing our stake in its authorized capital stock up to 100%. Last year we took major efforts to optimize production costs, and managed to decrease costs for electric power generation in our main generating facilities in every quarter of the year. It allowed Mechel Energo to complete its performance in 2010 with a substantial increase of operational and financial results as compared to year 2009. In 2011 we plan a series of measures which will help to increase the power division’s efficiency which, considering the liberalization of the Russian power market, will enable us to expect further improvement of our performance in the future.”

Recent Highlights

•	In December 2010, Mechel announced the launch of a new production line for steel electrode copper-coated wire at its Beloretsk Metallurgical Plant (BMP) subsidiary. The new production line can produce annually 7.9 thousand tonnes.

•	In December 2010, Mechel announced the collapse of three thickeners out of 30 at the Nerungrinsk washing plant, a brunch of Yakutugol OAO, the subsidiary of Mechel Mining OAO. There were no casualties or injuries. A special commission was set up to determine the reasons for and consequences of the accident. Operation at the coking coal wash shop at the Nerungrinsk plant was halted. However, the technological line which processes steam coal kept operating as scheduled.

•	In December 2010, Mechel announced opening of its official representative offices in the Southern Federal District’s city of Rostov-on-Don and the Amur Region’s city of Blagoveshchensk. The functions of both representative offices will include establishment and maintenance of contacts with government authorities and business community of the Southern Federal District and the Amur Region respectively, representation of Mechel group’s interests, strengthening cooperation with Mechel’s partners and establishing new relations to ensure expansion of the group’s activities.

•	In January 2011, Mechel announced that it has paid a dividend (including taxes) of RUR 910,223,721.05 (approximately US$29.9 million as of December 31, 2010), based on the Company’s results for the 2009 fiscal year. This includes RUR 456,510,250.35 paid to holders of preferred shares or RUR 3.29 per one preferred share, and RUR 453,735,112.05 paid to holders of common shares or RUR 1.09 per one common share. The amount of funds allocated to pay the annual dividend is approximately 40% of the company’s net profit for 2009 according to US GAAP.

•	In February 2011, Mechel announced the execution a loan agreement to finance the construction of the second line at the Sibirginsk underground mine (owned by Mechel Mining OAO’s subsidiary Southern Kuzbass Coal Company OAO). According to the terms of the agreement, Transcreditbank OAO has extended to Southern Kuzbass Coal Company OAO a loan of 6.189 billion rubles (approximately 210.4 million US dollars). The loan will finance acquisition of equipment, construction of the surface complex’s buildings and excavation for the second line of Sibirginsk underground mine, which will increase the capacity of the facility up to 2.4 million tonnes of coal per year.

•	In February 2011, Mechel announced the re-launch of the Nerungrinsk washing plant at Yakutugol OAO, following the accident on December 26 which saw the collapse of three thickeners in the washing shop. Operations were resumed at the washing shop’s second and third sections, which are fully loaded and will allow the plant to maintain pre-accident levels of concentrate production. Repairs are ongoing at the shop’s first section.

•	In February 2011, Mechel announced two placements of interest-bearing bonds of the 15 and 16 series with a centralized custody at MICEX Stock Exchange ZAO. Placement was performed through collection of offers for fixed-price purchase of commercial papers and coupon rate for the first coupon period and before the date of the offer. The bonds’ maturity is 10 years, with the offer in three years. The total number of bonds issued made 10,000,000 (100% of the issues volume), the nominal value of the bonds is 1,000 rubles each and the total nominal value of the placed bonds is 10,000,000,000 rubles (nearly 343 million US dollars). The coupon rate of the bonds for the period until the offer date is 8.25% per year which corresponds to 41.14 rubles. Coalmetbank OAO, AKB Svyaz Bank OAO, Alfa-Bank OAO, Bank VTB OAO and Sberbank OAO were managers of the placement. The bonds are included in the MICEX’s quotation list A1.

•	In March 2011, Mechel reported start of test melting at the Bratsk Ferroalloy Plant of an industrial probe of quartzite mined from the plant’s own resource base, the Uvatsk deposit.The intermediate results of melting of the industrial probe of quartzite, the main raw material used in ferrosilicon production, showed that the Uvatsk deposit’s resources are suitable for production of ferrosilicon with 65% silicon content, which is most in demand. The test melting, which is conducted in one of the plant’s furnaces, will continue until May 2011.

•	In March 2011, Mechel announced the launch of the reconstructed coking battery #6 at Mechel Mining OAO’s subsidiary, Mechel-Coke OOO. The launch will enable the company to step up production of coke and chemical products and ensure production demands are met as well as to provide an independent supply for Mechel’s Chelyabinsk Metallurgical Plant OAO and Southern Urals Nickel Plant OAO. Due to the reconstruction, the battery nearly tripled its capacity to 470,000 tonnes of coke annually. The project cost 1.369 billion rubles (48.5 million US dollars*). Launch of the coking battery #6 allows Mechel-Coke to begin reconstruction of the coking battery #5 while increasing production volumes by 5% in 2011 compared to the same period last year.

Yevgeny Mikhel concluded: “On the whole, throughout last year, we kept developing the company by increasing the coal production volumes, modernizing production facilities, perfecting the marketing structure, developing new high value-added products and implementing strategic investment projects, which not only strengthens our market positions, but lay the foundation for Mechel’s consistent development for many years ahead.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the year 2010 amounted to $990.1 million, of which $621.9 million was invested in the mining segment, $315.2 million was invested in the steel segment, $41.7 million was invested in the ferroalloy segment and $11.2 million was invested in the power segment.

In 2010, Mechel spent $107.0 million on acquisitions, including $70.2 million spent on acquisition of 51% of Toplofikatsia Rousse power plant and $17.5 million spent on acquisition of minority interest in our subsidiaries.

As of December 31, 2010 total debt was at $7.3 billion. Cash and cash equivalents amounted to $340.8 million and net debt amounted to $7.0 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 2010.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Full Year 2010 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Amount attributable to non-controlling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	2010	2009
Net income (loss)	657,213	73,741

Add:	474,580	406,675
Depreciation, depletion and amortization	14 544	174,336
Forex gain/loss	1,630	(494,238)
Gain / (loss) from remeasurement of contingent	558,397	498,986
liabilities at fair value	(17,167)	(21,445)
Interest expense	14,832	27,103
Interest income	34,761	2,590
Net result on the disposal of non-current assets	276,656	18,893
Amount attributable to non-controlling interests Income taxes

Consolidated adjusted EBITDA	2,015,446	686,641

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	2010	2009
Revenue, net	9,746,037	5,754,146

Adjusted EBITDA	2,015,446	686,641

Adjusted EBITDA, margin	20.68%	11.93%

Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
December 31, 2010		December 31, 2009

ASSETS
Cash and cash equivalents	$340,800	$414,696
Accounts receivable, net of allowance for doubtful accounts of $52,785 in 2010 and $66,764 in 2009	529,107	348,323
Due from related parties	682,342	105,076
Inventories	1,866,626	1,035,786
Deferred income taxes	34,480	21,812
Short-term investments in related parties	—	5,855
Prepayments and other current assets	737,651	551,735

Total current assets	4,191,006	2,483,283
Long-term investments in related parties	8,764	86,144
Other long-term investments	14,624	23,563
Property, plant and equipment, net	5,413,086	4,471,375
Mineral licenses, net	4,971,728	5,133,105
Other non-current assets	178,471	67,294
Deferred income taxes	9,564	24,173
Goodwill	988,785	894,374

Total assets	$15,776,028	$13,183,311

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$2,077,809	$1,923,049
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	647,033	473,903
Advances received	243,069	156,126
Accrued expenses and other current liabilities	264,746	170,056
Taxes and social charges payable	244,782	169,695
Unrecognized income tax benefits	4,266	17,172
Due to related parties	96,694	13,500
Asset retirement obligation, current portion	7,004	5,772
Deferred income taxes	28,276	18,550
Pension obligations, current portion	34,596	31,717
Dividends payable	1,639	4,919
Finance lease liabilities, current portion	49,665	35,965

Total current liabilities	3,699,579	3,020,424
Long-term debt, net of current portion	5,240,620	4,074,458
Asset retirement obligations, net of current portion	49,216	53,923
Pension obligations, net of current portion	153,472	152,272
Deferred income taxes	1,516,422	1,453,480
Finance lease liabilities, net of current portion	130,367	58,694
Other long-term liabilities	35,341	39,371
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2010 and 2009)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2010 and 2009)	25,314	25,314
Additional paid-in capital	862,126	874,327
Accumulated other comprehensive loss	(200,983)	(172,400)
Retained earnings	3,822,861	3,188,973

Equity attributable to shareholders of Mechel OAO	4,642,825	4,049,721
Non-controlling interests	308,186	280,968

Total equity	4,951,011	4,330,689

Total liabilities and equity	$15,776,028	$13,183,311

Consolidated Statements of Income and
Comprehensive Income (Loss)
(in thousands of U.S. dollars)	For year ended December 31,
	2010	2009

Revenue, net (including related party amounts of $686,172 and $107,104 during 2010 and 2009, respectively)	$9,746,036	$5,754,146
Cost of goods sold (including related party amounts of $1,225,802 and $123,443 during 2010 and 2009, respectively)	(6,149,310)	(3,960,693)

Gross profit	3,596,726	1,793,453
Selling, distribution and operating expenses:
Selling and distribution expenses	(1,435,283)	(1,062,810)
Taxes other than income tax	(110,759)	(105,203)
Accretion expense	(6,545)	(7,398)
Loss on write-off of property, plant and equipment	(10,776)	(20,940)
Recovery of allowance for doubtful accounts	11,933	38,019
General, administrative and other operating expenses	(513,089)	(389,477)

Total selling, distribution and operating expenses	(2,064,519)	(1,547,809)

Operating income	1,532,207	245,644
Other income and (expense):
Income from equity investments	1,184	1,200
Interest income	17,167	21,445
Interest expense	(558,397)	(498,986)
Foreign exchange loss	(14,544)	(174,336)
Other (expenses) income, net	(8,987)	500,257

Total other income and (expense), net	(563,577)	(150,420)

Income from continuing operations, before income tax	968,630	95,224
Income tax expense	(276,656)	(18,893)

Net income	691,974	76,331

Less: Net income attributable to non-controlling interests	(34,761)	(2,590)

Net income attributable to shareholders of Mechel OAO	$657,213	$73,741
Less: Dividends on preferred shares	(8,780)	(134,498)
Net income (loss) attributable to common shareholders of Mechel OAO	648,433	(60,757)

Net income	691,974	76,331
Currency translation adjustment	(26,218)	(325,353)
Change in pension benefit obligation	(9,466)	(10,155)
Adjustment of available-for-sale securities	4,838	(5,178)

Comprehensive income (loss)	661,128	(264,355)

Comprehensive (income) loss attributable to non-controlling interests	(32,498)	6,759
Comprehensive income (loss) attributable to shareholders of Mechel OAO	628,630	(257,596)

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Year ended December 31,
	2010	2009

Cash Flows from Operating Activities
Net income attributable to shareholders of Mechel OAO	657,213	73,741
Net income attributable to non-controlling interests	34,761	2,590

Net income	$691,974	$76,331
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	329,959	321,117
Depletion and amortization	144,621	85,558
Foreign exchange loss	14,544	174,336
Deferred income taxes	75,395	(31,665)
Recovery of allowance for doubtful accounts	(10,567)	(38,019)
Change in inventory reserves	(20,225)	(186,263)
Accretion expense	6,545	7,398
Loss on write-off of property, plant and equipment	10,776	20,940
Change in undistributed earnings of equity investments	(1,184)	(1,200)
Non-cash interest on long-term tax and pension liabilities	14,409	15,954
Loss on sale of property, plant and equipment	1,016	2,789
Loss (gain) on sale of investments	2,589	(155)
Gain on discharged asset retirement obligations	(10,967)	(9,595)
Gain on accounts payable with expired legal term	(5,523)	(2,571)
Gain on fogiveness of fines and penalties	—	(1,241)
Amortization of loan origination fee	41,970	42,561
Loss (gain) resulting from remeasurement of contingent obligation	1,630	(494,238)
Pension benefit plan curtailment gain	(13,910)	(37,717)
Gain from bargain purchases	(7,515)	—
Remeasurement of equity interest	2,044	—
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	6,946	7,032
Net change before changes in working capital	1,274,527	(48,648)

Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	(148,199)	97,272
Inventories	(761,717)	481,307
Trade payable to vendors of goods and services	43,869	(100,069)
Advances received	86,047	30,516
Accrued taxes and other liabilities	142,757	38,450
Settlements with related parties	(506,676)	(77,380)
Deferred revenue and cost of inventory in transit, net	437	10,548
Other current assets	(260,529)	131,273
Advanced payments to non-state pension funds	(4,922)	7,545
Unrecognized income tax benefits	(12,965)	(9,145)
Net cash (used in) provided by operating activities	(147,371)	561,669

Cash Flows from Investing Activities
Acquisition of HBL, less cash acquired	—	(8,387)
Acquisition of the BCG Companies, less cash acquired	—	4,908
Acquisition of the TPP Rousse, less cash acquired	(70,197)	—
Acquisition of SC Donau Commodities SRL, less cash acquired	(11,040)	—
Acquisition of Ramateks, less cash acquired	(2,640)	—
Acquisition of other subsidiaries, less cash acquired	(5,621)	(8,022)
Investments in asset trust management	—	(45,592)
Proceeds from asset trust management	7,126	38,720
Proceeds from disposal of investments in affiliates	2,834	2,343
Proceeds from disposal of securities	9,346	6,913
Short-term loans issued and other investments	(275,811)	(137,276)
Proceeds from short-term loans issued	207,132	46,803
Proceeds from disposals of property, plant and equipment	9,768	2,403
Purchases of mineral licenses	—	(2,299)
Purchases of property, plant and equipment	(990,100)	(610,445)
Net cash used in investing activities	(1,119,203)	(709,931)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	4,529,461	1,412,000
Repayment of short-term borrowings	(5,682,814)	(3,704,128)
Dividends paid	(23,325)	(208,066)
Proceeds from long-term debt	3,651,911	3,022,998
Repayment of long-term debt	(1,191,909)	(99,225)
Acquisition of non-controlling interests in subsidiaries	(17,481)	(14,631)
Repayment of obligations under finance lease	(55,718)	(33,514)
Net cash provided by financing activities	1,210,125	375,434

Effect of exchange rate changes on cash and cash equivalents	(17,447)	(67,315)
Net (decrease) increase in cash and cash equivalents	(73,896)	159,857

Cash and cash equivalents at beginning of period	414,696	254,839
Cash and cash equivalents at end of period	$340,800	$414,696